EXHIBIT 99.1

PRESS RELEASE – May 2, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Completes Sale of $3 Billion of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) and its wholly-owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced today the completion of the sale of $3 billion of debt securities comprised of: $650 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. The 2043 Notes of BNAF are guaranteed by Barrick.

The net proceeds from this offering will be used (i) to repay approximately $2 billion of borrowings under Barrick’s revolving credit facility maturing in January 2018, which amount was originally borrowed for general corporate purposes and to repay existing indebtedness and (ii) for general corporate purposes, including, but not limited to, the repayment, in whole or in part, of the $500 million aggregate principal amount of the 6.125% Notes due 2013 issued by Barrick’s wholly-owned subsidiary Barrick Gold Financeco LLC.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner.

INVESTOR CONTACT: Greg Panagos Senior Vice President Investor Relations and Communications Telephone: (416) 309-2943 Email: gpanagos@barrick.com	MEDIA CONTACT: Andy Lloyd Director Media Relations Telephone: (416) 307-7414 Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE